SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From November 18, 2003 to March 3, 2004

Ivanhoe Mines Ltd.

(Translation of Registrant’s Name into English)

Suite 654 – 999 Canada Place, Vancouver, British Columbia V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .)

Enclosed:

1.	News Release of November 17, 2003

2.	Material Change Report of November 20, 2003

3.	Interim financial statement – third quarter – November 28, 2003

4.	Interim Managements Discussion and Analysis – November 28, 2003

5.	Interim Financial Confirmation of Mailing – November 28, 2003

6.	Technical Report of November 10, 2003. Filed Dec. 10, 2003

7.	Preliminary Prospectus dated December 5, 2003

TABLE OF CONTENTS

SIGNATURES

8.	Final Prospectus dated December 12, 2003

9.	Preliminary Prospectus dated December 5, 2003

10.	Final Prospectus dated December 17, 2003

11.	News Release of December 7, 2003

12.	News Release of December 8, 2003

13.	Material Change Report of December 12, 2003

14.	News Release of December 17, 2003

15.	News Release of December 19, 2003

16.	News Release of December 23, 2003

17.	News Release of December 31, 2003

18.	Material Change Report of January 8, 2004

19.	News Release of January 20, 2004

20.	News Release of January 26, 2004

21.	Australian Technical Report of January 30, 2004

22.	News Release of February 2, 2004

23.	News Release of February 2, 2004

24.	Material Change Filing of February 11, 2004

25.	News Release of February 20, 2004

26.	Scoping Study of February 20, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: March 3, 2004	By:	/s/ Beverly A. Bartlett BEVERLY A. BARTLETT Corporate Secretary